September 27, 2024

U.S Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549

Attn:    Robert Arzonetti
James Lopez

Re:    Envestnet, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
File No. 001-34835

Dear Staff:

Thank you for your letter dated September 20, 2024 setting forth comments of the Staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K (the “Form 10-K”) for the year ended December 31, 2023, filed by Envestnet, Inc. (the “Company”) on February 28, 2024.

We appreciate the effort that went into the Staff’s comment. We have reproduced the Staff’s comment below and have provided our response following the comment.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 11. Executive Compensation, page 122

1.From the disclosure incorporated by reference from page 44 of the Definitive Proxy Statement filed on April 5, 2024, it appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

Response: The Company acknowledges the Staff’s comment and will ensure we provide disclosure about our recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer manual in future filings.

In connection with this response, the Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing:
•staff comments or changes to disclosures in response to staff comments do not preclude the Commission from taking any action with respect to the filing; and
•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of our responses with you if it would assist you or your team. Please do not hesitate to contact the undersigned at (484) 328-5655.

Very truly yours,

/s/ Joshua B. Warren
Joshua B. Warren
Chief Financial Officer